

November 18, 2014

Via E-mail
John J. Donahoe
President and Chief Executive Officer
eBay Inc.
2065 Hamilton Avenue
San Jose, CA 95125

     Re: **eBay Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed January 31, 2014
             Response dated October 24, 2014
             File No. 000-24821

Dear Mr. Donahoe:

We have reviewed your response dated October 24, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Overview, page 62

1. Your response to comment 2 in our letter dated September 25, 2014 states that you "do not believe that the inclusion of closed transactions that are not ultimately consummated reduces the meaningfulness or usefulness of [y]our GMV metric." Please elaborate on this statement as it is not obvious to us why a metric that measures consummated sales would not be more meaningful. As part of your response, tell us whether you earn any significant revenue from transactions that are closed but not ultimately consummated.

Also tell us whether you track transactions that are closed but not consummated and, if possible, quantify the portion of GMV represented by these transactions.

Results of Operations, page 63

Marketplaces Net Transaction Revenues, page 66

2. Your response to comment 3 in our letter dated September 25, 2014 indicates that approximately 11% of your total Marketplaces net transaction revenue results from listing fees which are a fixed amount per listing. Absent a narrow range of sales prices for listings in your Marketplaces segment, it appears that GMV would not be directly correlated to this listing fee revenue. Please confirm that if listing fee revenue becomes material, you will provide additional analysis of factors driving the change in this type of revenue beyond your current discussion of GMV; otherwise, explain to us in more detail how GMV is directly correlated to listing fee revenue.

3. We note your quantification of take rate within your response to comment 3 in our letter dated September 25, 2014. In future filings, please consider quantifying the take rate for each segment within your table of Supplemental Operating Data along with GMV, TPV, and Merchandise Sales. While we note that investors can calculate take rate from each segment's net transaction revenues and the metrics currently presented within your table of Supplemental Operating Data, we believe a best practice would be to quantify this important operating metric for your investors to allow them to assess at a glance any significant change in the underlying factors that drive your net transaction revenue. Please also provide a footnote to the table explaining how take rate was calculated.

Payments Net Transaction Revenues, page 66

4. We note your response to comment 6 in our letter dated September 25, 2014. It appears that this segment's take rate decreased by approximately 1% from 2012 to 2013, which appears to represent a loss of approximately $1.8 billion in revenue. Please tell us in more detail what caused the shift to larger merchants who pay lower rates during 2013, including whether there were any specific changes in your policies or pricing or any external factors of which management is aware that may have driven this shift. Also tell us how you considered disclosing in more detail the underlying factors that contributed to this shift so that investors would be able to better assess the likelihood that past results are indicative of future results.

Enterprise Net Transaction Revenues, page 67

5. We note your response to comment 7 in our letter dated September 25, 2014. Since it appears that the decline in this segment's take rate resulted in an 8% decline in this segment's net transaction revenue, we continue to believe that a best practice would be to provide your investors with some insight from management into why this take rate

declined during 2013. Please consider providing an explanation of any significant increase or decrease in take rate from period to period in future filings.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief